EXHIBIT 99.1

Satellos Presents Interim SAT-3247 Clinical and Biomarker Data in Duchenne Muscular Dystrophy at the 2026 MDA Clinical & Scientific Conference

  Interim observations from the Phase 2 TRAILHEAD study show continued improvement in handgrip strength, overall stability of elbow and shoulder strength in new dynamometry measurements
  Greater improvements in strength observed in participants with greater baseline muscle mass, further supporting evaluation in younger ages in ongoing BASECAMP study
  Proteomic analysis from the CL-101, 28-day Phase 1a/b study demonstrated reduction in established DMD biomarkers within two weeks of SAT-3247 administration
  Preclinical data in facioscapulohumeral muscular dystrophy (FSHD) show enhanced muscle strength, supporting broader clinical potential of SAT-3247
  Enrollment ongoing in TRAILHEAD and BASECAMP clinical studies

TORONTO, March 10, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“ Satellos ” or the “ Company ”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced interim clinical and biomarker data for SAT-3247 at the Muscular Dystrophy Association (MDA) Clinical & Scientific Conference in Orlando, Florida.

“We are excited by the clinical progress of SAT-3247 and honored to be making two oral and three poster presentations at this year’s MDA conference,” said Frank Gleeson, Satellos co-founder and CEO. “Seeing continued improvements in handgrip strength and the addition of new muscle measurements by dynamometry is both positive and encouraging. We look forward to continuing to advance SAT-3247 in 2026 for the potential benefit of people living with Duchenne and FSHD.”

The data include interim observations from the ongoing Phase 2 TRAILHEAD study in adults with DMD serum proteomic analysis from the previously completed 28-day, CL-101 Phase 1a/b trial, and the development of a novel muscle regeneration assessment tool. The Company also presented preclinical findings demonstrating enhanced muscle strength in a mouse model of FSHD.

LT-001 TRAILHEAD Study

Interim observations from the ongoing Phase 2 TRAILHEAD study include:

  Continued increase in handgrip strength compared to CL-101 baseline
  Overall stability in elbow and shoulder strength at Day 56 following re-enrollment
  Greater improvement in strength observed among participants with greater baseline muscle mass
  Additional clinical outcome assessments ongoing

CL-101 Phase 1a/b Biomarker Analysis

A serum proteomic analysis of more than 11,000 proteins from the DMD cohort in the completed, 28-day Phase 1a/b study demonstrated consistent biomarker changes following two weeks of SAT-3247 administration. Key findings include:

  Reductions observed in established DMD biomarkers such as AK1, CA3, ENO3, MB and ANKRD2
  Biomarker changes observed across all participants evaluated
  Comparable magnitude of change across participants

Regeneration Index Research

In addition to the oral presentations at MDA, Satellos also presented a poster detailing the development of a novel regenerative index (RI) based on established biomarkers that can be used to assess muscle regeneration. The RI assessment tool is being utilized in the BASECAMP study clinical protocol.

FSHD Data

The Company also presented new preclinical data evaluating SAT-3247 in a mouse FSHD model that demonstrated:

  Significant enhancement of muscle strength across a 12-week dosing period
  Findings supporting the potential applicability of SAT-3247 beyond DMD

“We are particularly interested in the data demonstrating that participants with greater baseline muscle mass are demonstrating greater improvements in strength, further supporting our strategy of evaluating SAT-3247 earlier in disease progression in the ongoing BASECAMP clinical study in a pediatric population,” said Wildon Farwell, M.D., Satellos CMO.

A copy of the presentations will be available after the session on the Events & Presentations page located at: https://ir.satellos.com/events-and-presentations/default.aspx.

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem-cell signaling, a process that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for SAT-3247, the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials, including the BASECAMP clinical trial; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 26, 2025 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com